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18007866

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III /A

SEC Mail Processing Section
JUL 17 2018
Washington DC
408

SEC FILE NUMBER
8-69868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 3/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance-One Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Quaker Lane
(No. and Street)

Warwick	RI	02886
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Arbo — 980-273-7537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

8401 Greensboro Drive, Suite 800	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

OATH OR AFFIRMATION

I, Edward M. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance-One Investments, LLC, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer, Alliance-One Investments, LLC

Title

Sherri A. Crete exp. 3/6/2022 1076003

Notary Public

Sherri A. Crete NOTARY PUBLIC STATE OF RHODE ISLAND

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance-One Investments, LLC

Statement of Financial Condition
Fiscal Year Ended March 31, 2018

Alliance-One Investments, LLC

Statement of Financial Condition
Fiscal Year Ended March 31, 2018

Alliance-One Investments, LLC

Contents

BDO

Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8401 Greensboro Drive
Suite 800
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

Equity Owner
Alliance-One Investments, LLC
Warwick, Rhode Island

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Alliance-One Investments, LLC (the "Broker-Dealer") as of March 31, 2018. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Broker-Dealer's auditor since 2018.

BDO USA, LLP

McLean, Virginia
July 3, 2018

Financial Statement

Alliance-One Investments, LLC

Statement of Financial Condition

March 31,	2018
Assets	
Cash and cash equivalents	$ 121,621
Restricted cash	14,895
Receivable from Parent	8,268
Prepaid expenses	1,530
Total assets	$ 146,314
Liabilities and Member's Equity	
Liabilities	
Liabilities	$ -
Commitments and Contingencies	
Member's equity	
Member's equity	146,314
Total liabilities and member's equity	$ 146,314

See accompanying notes to the financial statements.

1. Organization

Alliance-One Investments, LLC (the "Company"), formed in October 2016, is a broker-dealer registered with the Securities Exchange ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Registration with FINRA was effective in July 2017. The Company is a limited purpose broker-dealer that provides administrative support services to its Parent.

The Company is a wholly-owned subsidiary of Alliance-One Services, Inc. ("AOS"), which is wholly owned by DXC Technology Company ("DXC" or the "Parent") and operates in the United States of America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as defined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on management's best knowledge of historical experience, current events and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash is held in a non-interest bearing account.

Restricted cash is held in a fiduciary account maintained by FINRA. Cash is deposited in this account to fund future fees and the Company generally does not have access to the funds.

Fair Value

ASC 820, *Fair Value Measurement*, defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and expands required disclosures about fair value measurements. The Company did not have any assets or liabilities measured at fair value on a recurring basis using significant other observable inputs (level 2) or significant unobservable inputs (level 3) as prescribed by the standard. The carrying amounts of accounts receivable from the Parent approximates fair value due to the short maturity terms of these instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consist of accounts receivable. The Company's sole customer is DXC, which is a global, publicly traded technology company.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and statement income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company has been provided for in the accompanying financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

3. Member's Equity

The Company is party to an expense sharing agreement with its Parent, in which the Parent pays for certain expenses incurred by the Company. Because the Company will not reimburse DXC, these expenses are reported as capital contributions to the Company. There were $346,919 of non-cash capital contributions for the year ended March 31, 2018.

4. Commitments and Contingencies

The Company is not obligated under non-cancelable operating leases for office facilities or any other operating lease agreements.

The Company accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated under ASC 450, *Contingencies*. Regarding other matters that may involve actual or threatened disputes or litigation, the Company, in accordance with the applicable reporting requirements, provides disclosure of such matters for which the likelihood of material loss is at least reasonably possible. No contingencies were recorded for the year ended March 31, 2018.

5. Related Party Transactions

As of March 31, 2018, net amount due from the Parent was $8,268. Repayment terms are defined and the receivables are non-interest bearing.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company operates pursuant to Rule 15c3-3(k)(2)(i) except that it does not maintain a "Special Account for the Exclusive Benefit of Customers" inasmuch as Alliance-One Investments, LLC does not receive or hold customer funds or safe keep customer securities.

As of March 31, 2018, the Company had net capital of $121,621, which was $116,621 in excess of required net capital of $5,000.

7. Subsequent Events

The Company has evaluated subsequent events through July 3, 2018, the date the financial statements were issued. No events have occurred from the statement of financial condition date through that date that would impact the financial statements.

Public